EXHIBIT 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
$ in thousands	2013	2012	2013	2012
(Loss) / earnings per common share
Net income (loss) available to common shareholders of Carver Bancorp, Inc.	$(107)	$474	$647	$(26)

Weighted average common shares outstanding	3,696,225	3,695,653	3,696,123	3,695,616

Basic (loss) / earnings per common share	$(0.03)	$0.13	$0.18	$(0.01)
Diluted (loss) / earnings per common share	$(0.03)	$0.13	$0.18	$(0.01)